B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:

XXX	Schedule A
	Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Continental Energy Corporation
Issuer Address:	21795 64th Avenue Langley, B.C. V2Y 2N7
Issuer Fax No.:	604-532-6068
Issuer Telephone No.:	604-532-6066
Contact Name:	Gary Schell
Contact Position:	Director
Contact Telephone Number:	604-532-6066
Contact Email Address:	Info.continentalenergy.com
Web Site Address:	www.continentalenergy.com
For Quarter Ended:	**2003/10/31**
Date of Report:	2003/12/23

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Gary R. Schell"	Gary R. Schell	2003/12/23
Signature		
"Richard L. McAdoo"	Richard L. McAdoo	2003/12/23
Signature		

CONTINENTAL ENERGY CORPORATION

An Exploration Stage Company

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

31 OCTOBER 2003

Unaudited - See Notice to Reader

U.S. Funds

STALEY, OKADA & PARTNERS

Chartered Accountants

NOTICE TO READER

We have compiled the interim consolidated balance sheet of Continental Energy Corporation (An Exploration Stage Company) as at 31 October 2003 and the interim consolidated statements of changes in shareholders' deficiency, operations and cash flows for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Surrey, B.C., Canada   STALEY, OKADA & PARTNERS
23 December 2003   CHARTERED ACCOUNTANTS

Continental Energy Corporation
An Exploration Stage Company
Interim Consolidated Balance Sheet
U.S. Funds
Unaudited - See Notice to Reader

ASSETS		31 October 2003		31 July 2003
Current				
Cash	$	**590,100**	$	802,127
Due from related party		**113,609**		90,418
Prepaid expense		**53,708**		7,015
Accounts and GST receivable		**20,693**		7,979
		778,110		907,539
Prepaid Resource Property Costs		**14,000**		17,000
Prepaid Share Issuance Costs		**21,000**		25,500
Capital Assets				
Resource property costs - *Schedule 1*		**134,947**		3
Furniture, equipment and computer		**138,087**		133,911
		273,034		133,914
	$	**1,086,144**	$	1,083,953

LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	**4,620,594**	$	4,608,355
Due to related parties		**354,447**		368,121
Promissory notes payable		**50,000**		50,000
Cash received in advance of share issuance		**-**		92,008
Capital lease - current portion		**18,752**		18,714
		5,043,793		5,137,198
Capital Lease Obligation		**27,754**		32,622
Continued Operations *(Note 1)*				

SHAREHOLDERS' EQUITY (DEFICIENCY)				
Share Capital - *Statement 2*		**21,658,317**		21,486,809
Contributed Surplus - *Statement 2*		**1,409,750**		1,177,550
Deficit - *Statement 2*		**(27,053,470)**		(26,750,226)
		(3,985,403)		(4,085,867)
	$	**1,086,144**	$	1,083,953

ON BEHALF OF THE BOARD:
"*Gary R. Schell*" "*Richard L. McAdoo*"
_____, Director _____, Director

- See Accompanying Notes -

Continental Energy Corporation <u>Statement 2</u>

An Exploration Stage Company

Interim Consolidated Statement of Changes In Shareholders' Deficiency

U.S. Funds

Unaudited - See Notice to Reader

	Common Shares Shares	Common Shares Amount	Contributed Surplus	Deficit Incurred Prior to Exploration Stage	Deficit Incurred During Exploration Stage	Total
Balance - 31 July 2002	29,286,233	$ 18,972,265	$ 116,550	$ (11,420,599)	$ (13,283,011)	$ (5,614,795)
Private placement @ $0.15/common share	5,408,000	811,200	-	-	-	811,200
Exercise of warrants @ $0.15/common share	255,551	38,333	-	-	-	38,333
Share issuance cost	-	(4,500)	-	-	-	(4,500)
Loss for the period - *Statement 3*	-	-	-	-	(193,631)	(193,631)
Balance - 31 October 2002	34,949,784	$ 19,817,298	$ 116,550	$ (11,420,599)	$ (13,476,642)	$ (4,963,393)
Balance - 31 July 2003	45,749,858	$ 21,486,809	$ 1,177,550	$ (11,420,599)	$ (15,329,627)	$ (4,085,867)
Exercise of warrants @ $0.15/common share	1,173,388	176,008	-	-	-	176,008
Shares issuance cost	-	(4,500)	-	-	-	(4,500)
Stock option compensation	-	-	232,200	-	-	232,200
Loss for the period - *Statement 3*	-	-	-	-	(303,244)	(303,244)
Balance - 31 October 2003	46,923,246	$ 21,658,317	$ 1,409,750	$ (11,420,599)	$ (15,632,871)	$ (3,985,403)

- See Accompanying Notes -

Continental Energy Corporation
An Exploration Stage Company
Interim Consolidated Statement of Operations
For the Three Months Ended 31 October
U.S. Funds
Unaudited - See Notice to Reader

		2003		2002
				(Note 7)
Expenses				
Stock option compensation	$	**232,200**	$	-
Management fees		**102,274**		81,832
General and administrative *- Schedule 2*		**72,626**		42,641
Amortization		**31,403**		2,120
Investor relations contract		**7,719**		6,742
Interest and bank charges		**5,295**		1,918
Wages		**4,867**		26,910
Consulting		**3,397**		17,866
Foreign exchange loss		**2,387**		13,602
Loss Before the Undernoted		**462,168**		193,631
Terminated farm out proceeds *(Note 6b)*		**(158,924)**		-
Loss for the Period	$	**303,244**	$	193,631
Loss per Share - Basic and diluted	$	**0.007**	$	0.006
Weight Average Number of Shares Outstanding		**46,624,360**		32,428,588

- See Accompanying Notes -

Continental Energy Corporation
An Exploration Stage Company

Statement 4

Interim Consolidated Statement of Cash Flows
For the Three Months Ended 31 October
U.S. Funds
Unaudited - See Notice to Reader

Cash Resources Provided By (Used In)	2003	2002
Operating Activities		
Loss for the period	$ (303,244)	$ (193,631)
Item not affecting cash		
Amortization	31,403	2,120
Stock compensation expense	232,200	-
Changes in operating current assets and liabilities		
Prepaid expenses	(46,693)	(53,200)
GST and accounts receivable	(12,714)	(3,045)
Accounts payable, due from/to related parties	(24,626)	(1,066,276)
Net cash provided by (used in) operating activities	(123,674)	(1,314,032)
Financing Activities		
Share capital for cash	171,508	845,033
Cash received in advance of share issuance	(92,008)	78,500
Capital lease	(4,830)	-
Prepaid share issuance costs	4,500	4,500
Net cash provided by financing activities	79,170	928,033
Investing Activities		
Resource property costs	(276,230)	(120,273)
Capital asset additions	(35,579)	-
Resource property recovery	141,286	373,000
Prepaid resource property costs	3,000	3,000
Net cash provided by (used in) investing activities	(167,523)	255,727
Net Decrease in Cash	(212,027)	(130,272)
Cash - Beginning of period	802,127	225,414
Cash - End of Period	$ 590,100	$ 95,142

- See Accompanying Notes -

Continental Energy Corporation
An Exploration Stage Company

Interim Consolidated Schedule of Resource Property Costs

U.S. Funds
Unaudited - See Notice to Reader

	Balance 31 July 2003	Change For the Three Months Ending 31 October 2003	Balance 31 October 2003
Indonesia			
Bengara			
Production sharing contract acquisition	$ 1,315,953	$ -	$ 1,315,953
Geological and geophysical interpretation and evaluation	1,212,904	-	1,212,904
Seismic acquisition, surveys and data processing	97,360	266,914	364,274
Field exploration, surveys and data acquisition	17,393	-	17,393
Prepaid resource property costs	75,000	-	75,000
Costs for the period	2,718,610	266,914	2,985,524
Impairment	(801,683)	-	(801,683)
Costs recovery	(1,916,926)	(141,286)	(2,058,212)
Net property costs for the period	1	125,628	125,629
Yapen			
Production sharing contract acquisition	623,784	-	623,784
Geological and geophysical interpretation and evaluation	185,449	-	185,449
Seismic acquisition, surveys and data processing	383,378	-	383,378
Costs for the period	1,192,611	-	1,192,611
Impairment	(81,923)	-	(81,923)
Cost allocated on disposal	(535,024)	-	(535,024)
Costs recovery	(575,663)	-	(575,663)
Net property costs for the period	1	-	1
GATB			
Technical assistance contract acquisition	6,205,302	-	6,205,302
Geological and geophysical interpretation and evaluation	189,494	9,316	198,810
Costs for the period	6,394,796	9,316	6,404,112
Impairment	(6,394,795)	-	(6,394,795)
Net property costs for the period	1	9,316	9,317
Balance - End of Period	$ 3	$ 134,944	$ 134,947

Continental Energy Corporation
An Exploration Stage Company
Interim Consolidated Schedule of General and Administrative Expenses
For the Three Months Ended 31 October
U.S. Funds
Unaudited - See Notice to Reader

	2003		2002
Office expenses	$	**38,293**	$ 15,573
Travel		**10,316**	8,038
Telephone		**8,282**	6,781
Rent, office maintenance and utilities		**5,308**	8,240
Legal and audit		**5,151**	-
Shareholder information		**5,128**	2,128
Filing fees		**148**	1,881
	$	**72,626**	$ 42,641

Continental Energy Corporation
An Exploration Stage Company
Notes to Interim Consolidated Financial Statements
31 October 2003
U.S. Funds
Unaudited - See Notice to Reader

1.   Continued Operations

These interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Adverse conditions and events cast substantial doubt upon the validity of this assumption. The company has incurred significant operating losses over the past several fiscal years and the current three-month period. As at 31 October 2003 and 31 July 2003 the company had a working capital deficiency of $4,265,683 and $4,229,659 respectively. In addition, the company has insufficient funds to meet the expenditure obligations related to its Indonesian properties and is awaiting confirmation from the Indonesian government that certain oil and gas property contracts related to its Indonesian properties have been extended and/or approved for the 2004 calendar year. These facts create uncertainty surrounding the timing and capacity of the company to meet its financial obligations.

The company's ability to continue as a going concern is dependent upon its ability to raise additional capital by issuance of treasury shares or debt, receive significant disposal or farm-out proceeds for its Indonesian oil and gas properties or achieve profitable operations.

If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.   Significant Accounting Policies

The notes to the consolidated financial statements as at 31 July 2003, substantially apply to these interim consolidated financial statements and are not repeated here.

3.   Conversion of Foreign Currency

The accounts of the Company were prepared in Canadian funds through 31 July 2001 and the three month periods ending 31 October 2001, 31 January 2002 and 30 April 2002. For its 31 July 2002 year-end reporting, and all subsequent reporting, the Company adopted the U.S. currency as its reporting currency and has prepared its financial statements on that basis.

Notes to Interim Consolidated Financial Statements
31 October 2003
U.S. Funds
Unaudited - See Notice to Reader

---

4. Segmented Information

Details are as follows:

	Canada		Indonesia		Consolidated	
31 October 2003						
Segmented operating loss	$	133,511	$	169,733	$	303,244
Identifiable assets	$	488,424	$	597,720	$	1,086,144

5. Related Party Transactions

All related party transactions have been disclosed elsewhere in these interim consolidated financial statements, except as follows:

a) During the three month period ended 31 October 2003, management and/or director fees in the amount of $61,056 were paid or accrued to a director and a company controlled by a director or subsidiary directors.

b) As at 31 October 2003, accounts payable include $354,447 payable to directors, or directors of one of the company's subsidiaries.

c) During the three months ended 31 October 2003, resource property consulting fees in the amount of $2,500 were paid or accrued to a former director of one of the company's subsidiaries.

d) As at 31 October 2003 accounts receivable includes $113,609 receivable from a director or a company controlled by a director.

e) During the three months ended 31 October 2003, 559,188 warrants were exercised by a former director of one of the company's subsidiaries resulting in the issuance of 559,188 common shares for total proceeds of $83,879.

Continental Energy Corporation
An Exploration Stage Company
Notes to Interim Consolidated Financial Statements
31 October 2003
U.S. Funds
Unaudited - See Notice to Reader

6. Subsequent Events

a) Subsequent to 31 October 2003, the Company granted 1,600,000 and 1,100,000 options to directors/officers and non employees respectively. The options have an exercise price of U.S. $0.20 and expire on 30 January 2005.

b) China Wisdom International (HK) Ltd. ("China Wisdom")

During the year ended 31 July 2003, the Company and its farm out partner, GeoPetro, entered into an agreement with an unrelated partner, China Wisdom, to dispose of 40% of the Bengara subsidiary. To earn its 40% interest, China Wisdom was to:

- pay $720,000 by way of $120,000 cash and six separate promissory notes in the amount of $100,000 each due and payable on the last day of each month of June to November 2003.
- drill five exploration wells no later than 31 December 2004, at least three of which are to be drilled in 2003, with the first of the three completed by 30 September 2003. As at 31 July 2003 and 30 November 2003, drilling had not begun.

As at 31 July 2003, to fulfill its obligation under the farm out agreement, 40% of the issued and outstanding shares of Bengara had been transferred to China Wisdom.

As at 31 July 2003, $300,000 had been received with 60% ($180,000) and 40% ($120,000) of the proceeds being allocated to the Company and GeoPetro. Subsequent to 31 July 2003 and prior to 31 October 2003, and additional $264,000 had been received with 60% ($158,900) and 40% ($105,100) of the proceeds being allocated to the Company and GeoPetro. The promissory notes had not been delivered. In a letter dated 4 November 2003, Bengara notified China Wisdom that it was in default of its agreement because it had not drilled its first well on or before 30 September 2003 and it had not fulfilled its cash payment obligations.

China Wisdom did not satisfy the terms of the agreement and the agreement was terminated effective 1 December 2003 and any money paid to date by China Wisdom has been forfeited to the Company and GeoPetro. It is management's opinion that the Bengara subsidiary will continue to be accounted for as a wholly owned subsidiary. On 4 December 2003, the Company and GeoPetro gave China Wisdom notice that the agreement is to be terminated effective 1 December 2003 and requested that the Bengara shares previously transferred to China Wisdom be returned to the Company and GeoPetro. As at 4 December 2003, the Bengara shares had not yet been returned to the Company or GeoPetro. The Company and GeoPetro have retained legal counsel to recover their Bengara shares. Any additional funds received by the Company subsequent to 31 October 2003 will be treated as income when received.

7. Reclassification

Certain comparative balances have been reclassified to conform with current period presentation.

SCHEDULE B

1. ANALYSIS OF EXPENSES AND DEFERRED COSTS

   a) Resource Property costs

      See Schedule 1 for details.

   b) General and Administrative Expenses

      See Schedule 2 for details.

2. RELATED PARTY TRANSACTIONS

   See interim consolidated financial statements for details.

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

   a) Securities issued:

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission Paid
14 August 2003	Common	Warrant	763,388	$ 0.15	$ 114,508	Cash	N/A
10 September 2003	Common	Warrant	410,000	$ 0.15	$ 61,500	Cash	N/A

   b) Options granted:

	Number	Exercise Price	Expiry Date
Consultants	2,000,000	$ 0.45	30 January 2005

   An additional 2,700,000 options were granted subsequent to 31 October 2003.

4. SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD

   a) Authorized share capital:

Number	Class of Shares	Dividend Rate on Preferred Shares	Cumulative (Y/N)	Redemption Provisions	Conversion Provisions
500,000,000	Common	N/A	N/A	N/A	N/A
100,000,000	Preferred	N/A	N/A	N/A	N/A

   b) Shares issued and outstanding:

Number	Amount
46,923,246	$ 21,658,317

SCHEDULE B

4. <u>SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD</u> - *Continued*

   c) Options, warrants and convertible securities outstanding:

Continuity of options	Number of shares	Price per share	Exercise/Expiry Date
Director/Officer (i)	2,500,000	$0.25	30 January 2005
Consultant	2,500,000	$0.25	30 January 2005
Director/Officer (i)	300,000	$0.15	29 April 2004
Consultant	145,000	$0.15	29 April 2004
Director/Officer (i)	3,435,000	$0.15	30 July 2004
Consultant	1,300,000	$0.15	30 July 2004
Consultant	2,000,000	$0.45	30 January 2005
	12,180,000		

   (i) Director or officer of the Company or a subsidiary of the Company.

   Details of outstanding share purchase warrants are as follows:

Number of shares	Price per Share	Exercise/Expiry Date
325,000	U.S. $0.15	30 July 2004
500,000	CDN $0.70	24 November 2004
185,000	U.S. $0.15	31 January 2004
250,000	U.S. $0.15	30 July 2004
720,000	U.S. $0.15	30 July 2004
808,000	U.S. $0.15	30 July 2004
912,500	U.S. $0.15	30 July 2004
4,117,478	U.S. $0.30/$0.60	10 September 2004/2005
2,432,000	U.S. $0.15/$0.30/$0.60	10 June 2004/2005/2006
450,000	U.S. $0.15/$0.30/$0.60	14 July 2004/2005/2006
10,699,978		

   d) Shares subject to escrow or pooling agreements.

Number	Class of Shares
93,750	Common shares

5. <u>NAMES OF DIRECTORS AND OFFICERS AS AT THE DATE THIS REPORT IS SIGNED AND FILED</u>

   Gary R. Schell - Secretary
   Gary Dale Wine
   Richard L. McAdoo – President *(1)*
   Stan Lichman *(1)*
   Paul Hayes, Jr. *(1)*

   (1) Audit Committee Member

QUARTERLY AND YEAR END REPORT
Schedule C - 51/901F
B.C. Securities Commission
CONTINENTAL ENERGY CORPORATION

For the Quarter Ended October 31, 2003

NATURE OF BUSINESS

Continental Energy Corporation ("Continental" or the "Company") is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects. Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, geological conditions are favorable for hydrocarbon accumulation and Continental has acquired rights to three production sharing contract areas covering 2.5 million acres, the Bangkudulis Block, the Bengara-II Block and the Yapen Block. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

HIGHLIGHTS OF THE QUARTER

The quarter ended October 31, 2003 marks the end of the first quarter of the Company's annual fiscal year ending July 31, 2004. Significant events having material effect on the business affairs of the Company which have occurred during the "Past Quarter" ended October 31, 2003 are summarized below:

Stock Options Set

In a press release dated 8-September-2003 the Company announced that, subject to shareholder approval, it set 2,000,000 common share stock options at an exercise price of US$ 0.45 valid until January 30, 2005 for employees of its affiliates. As at 31 October 2003 none of the options had yet been granted.

Pungit-#1 Well AFE Approved

In a letter from Indonesian Authority BPMigas dated 23-October-2003 the Company's Continental-Wisdom-GeoPetro (Bengara-II) Ltd. subsidiary received approval of its drilling program, geological justification and Authorization for Expenditure to proceed with the drilling of the Pungit-#1 wildcat exploration well in the Bengara-II PSC. As planned the Pungit-#1 well is expected to take 62 days to drill to a total depth of 2,405 meters at an estimated cost of US$ 4,478,782.

Bengara-II Block Environmental Impact Statements Approved

In a letter from Indonesian Authority Migas dated 24-October-2003 the Company's Continental-Wisdom-GeoPetro (Bengara-II) Ltd. subsidiary received approval of environmental impact statement approval for the drilling of nine wildcat exploration wells both on and offshore in the Bengara-II PSC including the Pungit-#1 wildcat exploration well.

Bengara-II Block Drill Sites Confirmed

In letters from local authorities dated 6-October-2003 the Company's Continental-Wisdom-GeoPetro (Bengara-II) Ltd. subsidiary received land clearance certificates and settled surface damage claims for four onshore drill sites in the Bengara-II PSC including the Pungit-#1 wildcat exploration well.

Subsidiary Director Resigned

Mr. J.C. Haebig tendered his resignation from the board of the Company's 60% owned subsidiary Continental-GeoPetro (Yapen) Ltd. effective 31-October-2003. There are no plans to replace him on the board.

Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the "Past Quarter" ended October 31, 2003 but prior to publication of this report are summarized below:

Farm Out Agreement Default Notice

In a press release dated 12-November- 2003 the Company announced that written notice has been given to China Wisdom International (HK) Ltd. ("China Wisdom") that China Wisdom is in default of its obligations under a March 3, 2003 farm out agreement (see press release dated March 6, 2003) and must commence drilling the first of 5 obligation wells on the Bengara-II Block before November 30, 2003 or risk termination thereafter of the farm out agreement in accordance with its provisions. See related item in "Claims, Contingencies and Litigation" section below. See related item in "Claims, Contingencies and Litigation" section below.

Stock Options Set

In a press release dated 13-November-2003 the Company announced that, subject to shareholder approval, set 2,700,000 common share stock options at an exercise price of US$ 0.20 valid until January 30, 2005 for directors and employees and those of its subsidiaries and affiliates.

Bengara-II PSC Initial Exploration Period Extended

The Company's application to Indonesian Authorities to extend the initial 6-year exploration period of the Bengara-II Production Sharing Contract from 4-December-2003 until 4-December-2004 was approved pursuant to a letter No. 586/BP0000/2003-S from BPMigas dated 17-November-2003.

Bengara-II PSC Annual Work Program and Budget Filed

The Company's Continental-Wisdom-GeoPetro (Bengara-II) Ltd. subsidiary has filed its annual work program and budget for its Bengara-II PSC with Indonesian petroleum concession regulating authority, BPMigas, for calendar year 2004. The work program includes the drilling of three wildcat exploration wells in the Bengara-II PSC during 2004 at a total annual budgeted expenditure of US$ 17,054,000.

Bangkudulis TAC Annual Work Program and Budget Filed

The Company's GAT Bangkudulis Petroleum Company Ltd. subsidiary has filed its annual work program and budget for its Bangkudulis TAC with Indonesian petroleum authority, Pertamina, for calendar year 2004. The work program includes the drilling of one development well, Workover of one existing well and installation of initial production surface equipment in the Bangkudulis TAC during 2004 at a total annual budgeted expenditure of US$ 2,801,000.

Bengara-II Farm Out Agreement Termination - In letters dated 12/04/03 the Company and GeoPetro Resources Company jointly served notice of termination to all signatories of a 3/3/03 farm out agreement jointly entered by the Company and GeoPetro with China Wisdom International (HK) Ltd. The farm out agreement pertains to a farm out to China Wisdom of a 40% shareholding interest in its Continental-Wisdom-GeoPetro (Bengara-II) Ltd. subsidiary and a corresponding interest in the Bengara-II JV and the Bengara-II PSC. See additional discussion section below entitled "Claims, Contingencies and Litigation". See related item in "Claims, Contingencies and Litigation" section below.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Results for the Past Quarter Ended October 31, 2003

The quarter ended October 31, 2003 marks the end of the first quarter and the first three months of the Company's annual fiscal year ending July 31, 2004.

- **Current Working Capital Situation**
  As at October 31, 2003, Company's consolidated financial statements reflect a working capital deficit of approximately $4,266,000. This represents a working capital deficit increase of approximately $36,300 compared to the July 31, 2003 deficit of approximately $4,229,700. To improve its working capital position the company is currently negotiating private placements, farm out agreements for its properties and an equity line of credit.

- **Investments**
  During the three months ended October 31, 2003 the Company invested approximately $276,000 in its Indonesian oil & gas properties and recovered $141,300 from its farm out partner, GeoPetro. In addition the Company and or its subsidiary acquired field equipment for $35,600

- **Finance**
  During the three months ended October 31, 2003,
  - 1,173,368 warrants were exercised resulting in the issuance of 1,173,368 common shares for total proceeds of $176,008, of which $92,008 was received prior to July 31, 2003.

- **Income**
  The Company had no material income in the three months ended October 31, 2003 other than the funds received in relation to the terminated China Wisdom farm out agreement. The Company's 60% share of the funds received in the three months ended October 31, 2003 amounted to $158,924. (See related item in "Claims, Contingencies and Litigations" section below).

- **Expenses**
  Overall expenses, increased by $268,600 from approximately $193,600 to approximately $462,200 for the three-month periods ended October 31, 2002 and 2003 respectively. $232,200 of the expense increase is due to stock option compensation expense booked in relation to the 2,000,000 options granted during the quarter. General and administrative expenses increased by $30,000 from approximately $42,600 to approximately $72,600 for the three-month periods ended October 31, 2002 and 2003 respectively. The only significant change to general and administrative expenses is in office expense. Office expense increased by approximately $22,700 from approximately $15,600 to approximately $38,300 for the three-month periods ended October 31, 2002 and 2003 respectively. The increase is primarily due to costs incurred by the Bengara subsidiary for the purchase of low value assets ($12,200) that are not capitalized due to their low value. All other general and administrative expenses appear reasonable compared to the previous period. Management fees increased by $20,500 from approximately $81,800 to approximately $102,300 for the three-month period ended October 31, 2002 and 2003 respectively. The increase is due additional to fees paid by the GATB subsidiary. Amortization expense increased by $29,300 from approximately $2,100 to approximately $31,400 for the three-month period ended October 31, 2002 and 2003 respectively. The increase is due to the amortization related to capital and leased assets acquired by the Bengara subsidiary in the year ended July 31, 2003. Wage expense decreased by $22,000 from approximately $26,900 to approximately $4,900 for the three-month period ended October 31, 2002 and 2003 respectively. The decrease is due the fact that the three month period ending October 31, 2003 was relatively inactive for the Company and its subsidiaries, consequently salaries were reduced. All other expense groups appear consistent with comparative period.

Material Contracts & Commitments

During the Past Quarter, no new material contracts or commitments were undertaken and not elsewhere disclosed in this Schedule-C.

Related Party Transactions

Expenditures made by the Company to related parties in the quarter ended October 31, 2003 are detailed in the notes to the interim consolidated financial statements set forth in Schedule-A. During the Past Quarter, no new related party agreements, or modifications to existing agreements, of any kind were made by the Company which are not otherwise already disclosed herein.

Investor Relations, Publicity and Promotion

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed herein.

Finder's Agreements, Financial Advice & Fund Raising

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company relating to financial advice, fund raising or finder's agreements which are not otherwise already disclosed herein.

Claims, Contingencies & Litigation

Except for the following actions, and any contingencies elsewhere disclosed in this Schedule-C, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

Labor Tribunal - The Company's GAT Bangkudulis Petroleum Company Ltd. ("GATB") affiliate, owner of the Bangkudulis TAC property, is involved in a labor dispute with 8 former employees who resigned at their own initiation in December 2001 and in May 2002 brought a claim against GATB with the Jakarta district Committee for Settlement of Labor Disputes ("CSLD") regarding claimed severance benefits from GATB which GATB disputes. In a letter to GATB dated August 20, 2002 the CSLD rejected portions of the Indonesian Rupiah claim, reducing it from approximately US$ 83,000 to approximately US$ 41,000. GATB intends to continue fighting the claim and has three more levels of appeal through the CSLD system. GATB is confident it will prevail in getting the claim eliminated or substantially further reduced. Nevertheless, GATB has booked the US$ 41,000 as a contingent liability in August 2002 and no further progress has been made on the claim since that time. The contingent liability for it remains on GATB's books at end this quarter.

Bengara-II Farm Out Agreement Termination - In letters dated 12/04/03 the Company and GeoPetro Resources Company jointly served notice of termination to all signatories of a 3/3/03 farm out agreement jointly entered by the Company and GeoPetro with China Wisdom International (HK) Ltd. The farm out agreement pertains to a farm out to China Wisdom of a 40% shareholding interest in its Continental-Wisdom-GeoPetro (Bengara-II) Ltd. subsidiary and a corresponding interest in the Bengara-II JV and the Bengara-II PSC. Notice was served in accordance with the provisions for termination incorporated into the farm out agreement due to the default of China Wisdom and China Wisdom's failure to perform its farm out agreement obligations including failure to perform drilling work and failure to pay cash fees due according to the farm out stipulated schedule for both obligations and thereby earn China Wisdom up to a 40% shareholding in Continental-Wisdom-GeoPetro (Bengara-II) Ltd. The Company and GeoPetro intend to take whatever additional legal action may be required in the domicile of Continental-Wisdom-GeoPetro (Bengara-II) Ltd., the British Virgin Islands, to perfect the termination of the 3/3/03 China Wisdom farm out agreement in accordance with its provisions. Such action shall include cancellation of transfers, or otherwise compel the return of, 20,000 common shares of Continental-Wisdom-GeoPetro (Bengara-II) Ltd. conditionally transferred by the Company and GeoPetro to China Wisdom under the farm out agreement and in consideration for China Wisdom's firm and binding covenants and promises therein to perform specific financial and exploration work obligations including paying for the cost of drilling 5 exploration wells in the Bengara-II block. The provisions of the farm out agreement are clear and unequivocal on the event of China Wisdom's default of its farm out agreement commitments and China Wisdom shall forfeit approximately US$ 630,000 paid in partial fulfillment of its farm out agreement obligations to date. The Company and GeoPetro have retained legal counsel in British Virgin Islands to assist and provide advice in the termination of the farm out agreement and related agreements entered in accordance with the farm out agreement as well as cancellation of the share transfers to China Wisdom. The Company expects to prevail and receive back some 12,000 common shares of Continental-Wisdom-GeoPetro (Bengara-II) Ltd. it had conditionally transferred to China Wisdom.

CONTINUOUS DISCLOSURE & FILINGS - CANADA

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. Unaudited quarterly financial statements are filed by the Company on Schedule-C of Form 51-901F (Formerly Form 61) British Columbia Securities Commissions ("BCSC") fiscal quarterly filing forms for each prior fiscal quarter period. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the "SEDAR" website www.sedar.com which is the "System for Electronic Document Archiving and Retrieval", employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

CONTINUOUS DISCLOSURE & FILINGS - USA

The Company is also a full reporting issuer and filer of US Securities and Exchange Commission ("US-SEC") filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has filed electronically on the US-SEC's EDGAR database commencing with the Company's Form 20F annual report and audited financial statements for the fiscal year ended 31 July 2003. See website www.sec.gov/edgar/searchedgar/webusers.htm. Prior to that event the Company filed with the US-SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

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